March 14, 2019

Stanislav Pak
President and Chief Executive Officer
TEMIR CORP.
54 Fruktovaya Street
Bishkek, Kyrgyzstan 720027

       Re: TEMIR CORP.
           Form 10-K for Fiscal Year Ended August 31, 2018
           File No. 333-213996

Dear Mr. Pak:

        We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2018

Item 9A. Controls and Procedures, page 17

1. Please amend your filing to include the information required by Item 308(a) of Regulation
      S-K in regard to management's annual report on internal control over financial reporting.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure